Mail Stop 6010

May 25, 2006

Mr. G. Edward McClammy
Chief Financial Officer
Varian, Inc.
3120 Hansen Way
Palo Alto, CA   94304-1030

Re: Varian, Inc.
        Form 10-K for the year ended September 30, 2005
        Filed December 9, 2005
        File No. 0-25393

Dear. Mr. McClammy:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant